Exhibit 99.1

voxeljet AG Reports Financial Results for the First Quarter Ended March 31, 2022

Friedberg, Germany, May 19, 2022 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the first quarter ended March 31, 2022.

Highlights - First Quarter 2022

●	Total revenues for the first quarter increased 14.3% to kEUR 4,640 from kEUR 4,060
●	Gross profit margin and gross profit increased to 34.3% from 25.6% and to kEUR 1,591 from kEUR 1,039, respectively
●	Systems revenues decreased 32.1% to kEUR 1,418 from kEUR 2,087
●	Services revenues increased 63.3% to kEUR 3,222 from kEUR 1,973
●	Reaffirm full year 2022 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We were extremely busy in our on-demand 3D printing segment with revenue up more than 60 percent year-over-year. It is great to see that this growth comes from a wide variety of applications: projects in space exploration in the US, large orders from the art & architecture sector in Germany, components for cooling of parts in electric vehicles in the UK, and so on. What we have seen in the past is that on-demand printing revenue is a leading indicator for future sales of 3D printers, so this makes us very optimistic for the rest of the year.”

First Quarter 2022 Results

Revenues for the first quarter of 2022 increased by 14.3% to kEUR 4,640 compared to kEUR 4,060 in the first quarter of 2021.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 32.1% to kEUR 1,418 in the first quarter of 2022 from kEUR 2,087 in last year’s first quarter. The Company delivered one new 3D printer in the first quarter of 2022, compared to two new printers delivered in last year’s first quarter. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The decrease of revenues from our Systems segment was mainly due to lower revenues from the sale of 3D printers in line with the lower number of transactions. Systems-related revenues were almost flat. Systems revenues represented 30.6% of total revenues in the first quarter of 2022 compared to 51.4% in last year’s first quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 63.3% to kEUR 3,222 in the first quarter of 2022 from kEUR 1,973 in the comparative period of 2021. This was mainly due to significantly higher revenue contributions from the German operation as well as from our subsidiaries voxeljet America Inc. (“voxeljet America”) and voxeljet China Co. Ltd (“voxeljet China”).

Cost of sales were kEUR 3,049 for the first quarter of 2022 compared to kEUR 3,021 for the first quarter of 2021.

Gross profit and gross profit margin were kEUR 1,591 and 34.3%, respectively, in the first quarter of 2022 compared to kEUR 1,039 and 25.6%, respectively in the first quarter of 2021.

Gross profit for our Systems segment decreased to kEUR 246 in the first quarter of 2022 from kEUR 581 in the first quarter of 2021. This was mainly related to the decrease in revenues. Also gross profit margin for this segment decreased to 17.3% in the first quarter of 2022 compared to 27.8% in the first quarter of 2021 related to a less favorable product mix, especially regarding Systems-related revenues.

Gross profit for our Services segment significantly increased to kEUR 1,345 in the first quarter of 2022 compared to kEUR 458 in the first quarter of 2021. The gross profit margin for this segment also significantly increased to 41.7% in the first quarter of 2022 from 23.2% in the first quarter of 2021. Both, the increase of gross profit as well as gross profit margin was mainly related to higher contributions from each of our German, our American and our Chinese service center related to a higher utilization in line with the increases in revenues.

Selling expenses increased to kEUR 1,637 for the first quarter of 2022 compared to kEUR 1,448 in the first quarter of 2021, related to higher distribution expenses, in line with the increase in revenues. Expenses such as shipping and packaging vary from quarter to quarter depending on quantity and types of products being sold, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,677 for the first quarter of 2022 compared to kEUR 1,483 in the first quarter of 2021. The increase is mainly related to higher legal advisor and regulatory fees related to our stock market listing as well as our communication to financial institutions.

Research and development (“R&D”) expenses decreased to kEUR 1,441 in the first quarter of 2022 from kEUR 1,604 in the first quarter of 2021. The decrease of kEUR 163 was mainly due to lower personnel expenses as well as lower material expenses.

Other operating expenses in the first quarter of 2022 were kEUR 158 compared to kEUR 101 in the prior year period. This was mainly related to a negative impact from changes in impairment allowance leading to an expense of kEUR 73 for the first quarter of 2022 compared to an income of kEUR 18 in the comparative period in 2021. This was partially offset by lower losses from foreign currency transactions, amounting to kEUR 59 for the first quarter of 2022 compared to kEUR 89 in the last year’s first quarter.

Other operating income was kEUR 2,204 for the first quarter of 2022 compared to kEUR 914 in the first quarter of 2021. This increase was mainly due to the reclassification of foreign currency translation reserve, which was previously recognized in other comprehensive income on consolidation of voxeljet UK accounts, to profit and loss account on deconsolidation amounting to kEUR 1,475, related to the finalization of the wind-up on February 17, 2022. This was partially offset by lower gains from foreign currency transactions amounting to kEUR 433 in the first quarter of 2022 compared to kEUR 778 in the last year’s first quarter.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 1,118 in the first quarter of 2022 compared to an operating loss of kEUR 2,683 in the comparative period in 2021. The improvement was primarily related to the net impact of the quarter over quarter changes in other operating expenses and other operating income, which was kEUR 1,233 positive. In addition, gross profit significantly improved and research and development expenses slightly decreased. This was partially offset by slightly higher operating expenses from our functions administration as well as sales and marketing.

Financial result was positive kEUR 351 in the first quarter of 2022, compared to a financial result of negative kEUR 5,698 in the comparative period in 2021. This was mainly due to the finance income from the revaluation of the derivative financial instruments related to the performance participation interest (“PPI”) for tranche A and tranche B1 of the European Investment Bank (the “EIB”) loan amounting to kEUR 1,316. In the first quarter of 2021, the revaluation of the derivative financial instruments related to the PPI including the anti-dilution protection clause for tranche A and tranche B1 resulted in a finance expense of kEUR 1,906 and kEUR 3,282, respectively, largely due to the two capital increases, which have been successfully completed in January and February 2021.

The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income, holding other parameters constant.

Finance expense included interest from long term debt, which amounted to kEUR 567 for the first quarter of 2022, compared to kEUR 524 in the comparative period in 2021.

Net loss for the first quarter of 2022 was kEUR 753 or EUR 0.10 per share, as compared to net loss of kEUR 8,329, or EUR 1.51 per share, in the first quarter of 2021.

Business Outlook

Our revenue guidance for the second quarter of 2022 is expected to be in the range of kEUR 5,000 to kEUR 6,000.

We reaffirm our guidance for the full year ending December 31, 2022:

-	Full year revenue is expected to be in the range of kEUR 25,000 to kEUR 30,000
-	Gross margin for the full year is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 13,250 to kEUR 13,750 and R&D expenses are projected to be between approximately kEUR 7,250 and kEUR 7,500. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2022 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures for the full year are projected to be in the range of kEUR 4,500 to kEUR 4,750, which primarily includes ongoing investments in our subsidiaries.

Our total backlog of 3D printer orders at March 31, 2022 was kEUR 5,707, which represents nine 3D printers. This compares to a backlog of kEUR 3,880 representing seven 3D printers, at December 31, 2021. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At March 31, 2022, we had cash and cash equivalents of kEUR 7,396, additionally we held restricted cash of kEUR 2,390 and held kEUR 10,257 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the first quarter of 2022 on Friday, May 20, 2022 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG First Quarter 2022 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13729038. The recording will be available for replay through May 27, 2022.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/473372882 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	3/31/2022	12/31/2021

		(€ in thousands)
		unaudited
Current assets		41,918	42,748
Cash and cash equivalents	7	7,396	7,027
Other financial assets	7	16,042	18,522
Trade receivables, net		5,015	6,107
Inventories	4	11,486	9,482
Income tax receivables		25	23
Other assets		1,954	1,587

Non-current assets		24,307	24,711
Other financial assets	7	235	4
Intangible assets		822	878
Property, plant and equipment, net	5	23,149	23,719
Other assets		101	110

Total assets		66,225	67,459

	Notes	3/31/2022	12/31/2021

Current liabilities		23,570	21,716
Trade payables	7	3,026	2,594
Contract liabilities		3,281	2,132
Other financial liabilities	7	15,198	14,882
Other liabilities and provisions	6	2,065	2,108

Non-current liabilities		12,441	13,256
Deferred tax liabilities		53	87
Contract liabilities		211	231
Other financial liabilities	7	12,177	12,938

Equity		30,214	32,487
Subscribed capital		7,027	7,027
Capital reserves		110,307	110,264
Accumulated deficit		(86,662)	(85,974)
Accumulated other comprehensive gain (loss)		(163)	1,400
Equity attributable to the owners of the company		30,509	32,717
Non-controlling interest		(295)	(230)
Total equity and liabilities		66,225	67,459

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended March 31,
	Notes	2022	2021

		(€ in thousands except share and share data)
Revenues	9, 10	4,640	4,060
Cost of sales		(3,049)	(3,021)
Gross profit	9	1,591	1,039
Selling expenses		(1,637)	(1,448)
Administrative expenses		(1,677)	(1,483)
Research and development expenses		(1,441)	(1,604)
Other operating expenses		(158)	(101)
Other operating income		2,204	914
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(73)	18
Operating loss		(1,118)	(2,683)
Finance expense	8	(1,048)	(5,801)
Finance income	8	1,399	103
Financial result	8	351	(5,698)
Loss before income taxes		(767)	(8,381)
Income tax income (expense)		14	52
Net loss		(753)	(8,329)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(88)	(171)
Total comprehensive loss		(841)	(8,500)

Loss attributable to:
Owners of the Company		(688)	(8,303)
Non-controlling interests		(65)	(26)
		(753)	(8,329)

Total comprehensive loss attributable to:
Owners of the Company		(776)	(8,474)
Non-controlling interests		(65)	(26)
		(841)	(8,500)

Weighted average number of ordinary shares outstanding		7,026,711	5,503,378
Loss per share - basic/ diluted (EUR)		(0.10)	(1.51)

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(8,303)	--	(8,303)	(26)	(8,329)
Foreign currency translations	--	--	--	(171)	(171)	--	(171)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	1,065	14,888	--	--	15,953	--	15,953
Equity-settled share-based payment	--	166	--	--	166	--	166
Balance at March 31, 2021	5,901	103,802	(83,766)	1,504	27,441	(181)	27,260

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(688)	--	(688)	(65)	(753)
Foreign currency translations	--	--	--	(88)	(88)	--	(88)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Equity-settled share-based payment	--	43	--	--	43	--	43
Balance at March 31, 2022	7,027	110,307	(86,662)	(163)	30,509	(295)	30,214

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31,
	2022	2021

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(753)	(8,329)

Depreciation and amortization	719	786
Foreign currency exchange differences on loans to subsidiaries	(462)	(672)
Foreign currency translation reserve reclassified to profit or loss	(1,475)	--
Change in fair value of bond funds	443	45
Share-based compensation expense	43	166
Change in impairment of trade receivables	73	(18)
Non-cash interest expense on long-term debt	544	421
Change in fair value of derivative equity forward	(1,316)	5,188
Change in inventory allowance	164	--
Loss on disposal of property, plant and equipment and intangible assets	19	1
Interest paid	189	67
Interest received	(87)	(30)
Other	(32)	(160)

Change in working capital	207	778
Trade and other receivables, inventories and current assets	(1,328)	(162)
Trade payables	390	472
Other liabilities, contract liabilities and provisions	1,147	996
Change in restricted cash	--	(520)
Income tax payable/receivables	(2)	(8)
Total	(1,724)	(1,757)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(264)	(44)
Proceeds from disposal of financial assets	2,653	--
Payments to acquire financial assets	--	(7,462)
Interest received	87	30
Total	2,476	(7,476)

Cash Flow from financing activities

Repayment of lease liabilities	(89)	(82)
Repayment of long-term debt	(140)	(202)
Proceeds from issue of ordinary shares in the form of ADS	--	18,153
Share issue cost	--	(2,200)
Change in restricted cash	--	(2,000)
Interest paid	(189)	(67)
Total	(418)	13,602

Net increase (decrease) in cash and cash equivalents	334	4,369

Cash and cash equivalents at beginning of period	7,027	5,324
Changes to cash and cash equivalents due to foreign exchanges rates	35	68
Cash and cash equivalents at end of period	7,396	9,761

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc. (‘voxeljet America’) and voxeljet India Pvt. Ltd. (‘voxeljet India’), as well as voxeljet China Co. Ltd. (‘voxeljet China’), which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (‘NASDAQ’). The liquidation of voxeljet UK Ltd. (‘voxeljet UK’), our UK subsidiary, was finalized on February 17, 2022, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. Therefore, voxeljet UK accounts are deconsolidated in the first quarter of 2022.

Our condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. Our condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The results of operations for the three months ended March 31, 2022, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2022.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2021.

Standard	Effective date	Descriptions
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)

The adoption of standards effective 01/2022 did not have a material impact on the interim financial statements as of and for the three months ended March 31, 2022. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2023 or later will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three months ended March 31, 2022 and 2021 were authorized for issue by the Management Board on May 19, 2022.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the three months ended March 31, 2022, full year 2021, 2020 and 2019 amounting to kEUR 753, kEUR 10,586, kEUR 15,481 and kEUR 13,978, respectively. Additionally, voxeljet had negative cash flows from operating activities in the three months ended March 31, 2022, full year 2021, 2020 and 2019 of kEUR 1,724, kEUR 6,537, kEUR 6,598, kEUR 6,592, respectively, mainly due to continuous net losses.

The impacts from the global outbreak of COVID-19, like lower demand in both, the Systems and the Services segment due to postponements of larger investments and lower business activities from voxeljet’s clients, or travel restrictions which prohibited or hindered visits to the Company’s customers, lessened throughout fiscal year 2021 and into the first quarter of 2022. The worldwide market demand recovered to the same level compared to before the outbreak of the pandemic and the Company is able to offer installations and service visits in most regions of the world. In spite of the recovery as well as the positive trends, the continuing prevalence of the COVID-19 pandemic in certain countries as well as globally continues to pose the risk and likelihood for further lockdowns, travel restrictions and drops in demand. Further actions taken by government institutions, such as lockdowns, could result in a decrease in market demand, which could potentially result in lower cash inflows.

During 2021, in January, February and July, the Company successfully completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses.

Those capital increases improved the Company’s liquidity as well as equity ratio significantly. In spite of this success, voxeljet has significant financial obligations related to the repayment of tranche A including the performance participation interest from the loan received from the EIB. Tranche A will become due in December 2022 amounting to € 14.6 million reduced or increased by fair value changes of the performance participation interest. Additionally, the Company has to ensure, compliance with all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”).

Management is taking several steps to mitigate the situation and prepares currently for two different scenarios.

Scenario 1: Restructuring of debt with EIB and fund raising

Currently management is in discussion with the EIB in order to agree upon a drawdown of tranche B2 and tranche C of the loan amounting to € 10.0 million and therefore restructure the debt. After several promising meetings with representatives of EIB, management feels confident that a drawdown of tranche B2 as well as tranche C would be feasible in the next months. In addition, management is taking further steps to raise additional funds which may include debt or equity financing, not without mentioning that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all. The steps already initiated by management include several meetings with potential new as well as existing investors and banks, which have taken place in early April 2022 in New York City. The overall feedback was positive and different parties indicated that there is serious interest for participations in further capital increases from both, new as well as existing investors. Management assesses scenario 1 as reasonably certain if triggered by the Company and believes that an execution would ensure that voxeljet will continue as a going concern.

Scenario 2: Sale and leaseback of voxeljet AG’s properties located in Germany and settlement of loan contract with EIB

Management initiated steps in order to sell the properties of voxeljet AG in Germany to an investor and lease those back by negotiating for a long term lease contract. In this course, the Company has already identified several investors who have serious interest. Visits of the premises at voxeljet’s headquarters have already taken place in the first quarter of 2022 and management actually received several letters of intent from different parties. voxeljet has assessed the different offers and awarded exclusivity period to one of the investors in order to start the due diligence. Due to the positive development of the market for real estate in Germany during the last years, management would expect a favorable selling price of the properties. At the same time, the Company would fully settle the loan contract with EIB including the repayment of tranche A and B1, including all interests. Representatives of EIB already indicated that they would not deny such a settlement. Management is of the opinion that scenario 2 is reasonably certain if triggered by the Company and believes that an execution of scenario 2 would also ensure that voxeljet will continue as a going concern.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members, could result into further adverse impacts on the Company’s business, like a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as the significant financial obligations becoming due, management assumes that voxeljet will continue as a going concern. However, while management assumes of continuing as a going concern, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales, and
-	successful negotiations with the EIB over the drawdown of tranche B2 and tranche C under the Finance Contract, and successful fund raising in form of equity or debt, or
-	successful agreement on a sale and leaseback transaction with an investor regarding voxeljet AG’s properties in Germany in combination with a early settlement of the loans granted by the EIB including all interests

Those assumptions and both scenarios are included in the Company’s current liquidity forecasts, and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three months ended March 31, 2022 by the Management Board on May 19, 2022 and therefore continues as a going concern.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2021, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 31, 2022. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017, 279,000 options (75%, Tranche 1) were granted. On April 12, 2018, 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) of which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of March 31, 2022 265,050 options are exercisable and 353,400 options are outstanding.

The weighted-average contractual life of the options at March 31, 2022 amounts to 5.3 years (March 31, 2021: 6.3 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 43 in the three months ended March 31, 2022 (three months ended March 31, 2021: kEUR 166).

4. Inventories

	3/31/2022	12/31/2021

	(€ in thousands)
Raw materials and merchandise	3,618	2,978
Work in progress	7,868	6,504
Total	11,486	9,482

5. Property, plant and equipment, net

	3/31/2022	12/31/2021

	(€ in thousands)
Land, buildings and leasehold improvements	17,550	18,048
Plant and machinery	4,117	4,329
Other facilities, factory and office equipment	861	894
Assets under construction and prepayments made	621	448
Total	23,149	23,719
Thereof pledged assets of Property, Plant and Equipment	12,080	12,261

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the European Investment Bank (the ‘EIB’) related to the loan, entered into with the EIB under the Finance Contract, dated November 9, 2017.

6. Other liabilities and provisions

	3/31/2022	12/31/2021

	(€ in thousands)
Employee bonus	495	512
Accruals for vacation and overtime	367	230
Liabilities from payroll	285	255
Accruals for compensation of Supervisory board	225	180
Accrual for warranty	215	292
Accruals for management compensation	150	83
Accruals for commissions	115	298
Accruals for licenses	59	92
Liabilities from VAT	36	50
Others	118	116
Total	2,065	2,108

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			Assets at	Liabilities	Total				Total
	FVTPL	FVOCI	amortized	at amortized	carrying				fair
3/31/2022			cost	cost	amount	Level 1	Level 2	Level 3	value

Total assets	13,884	3	14,801	--	28,688

Current assets	13,652	--	14,801	--	28,453

Cash and cash equivalents	--	--	7,396	--	7,396

Other financial assets	13,652	--	2,390	--	16,042	10,257	3,395	--	13,652
Derivative financial instruments	3,395	--	--	--	3,395	--	3,395	--	3,395
Bond funds	10,257	--	--	--	10,257	10,257	--	--	10,257
Restricted cash	--	--	2,390	--	2,390	--	--	--	--

Trade receivables, net	--	--	5,015	--	5,015

Non-current assets	232	3	--	--	235

Other financial assets	232	3	--	--	235	3	232	--	235
Derivative financial instruments	232	--	--	--	232	--	232	--	232
Equity securities	--	3	--	--	3	3	--	--	3

Total liabilities	--	--	--	27,522	30,401

Current liabilities	--	--	--	17,541	18,224

Trade payables	--	--	--	3,026	3,026

Other financial liabilities	--	--	--	14,515	15,198	--	--	15,073	15,073
Current portion of long-term debt	--	--	--	14,515	14,515	--	--	15,073	15,073
Lease liability	--	--	--	--	683	--	--	--	n/a

Non-current liabilities	--	--	--	9,981	12,177

Other financial liabilities	--	--	--	9,981	12,177	--	--	12,307	12,307
Long-term debt	--	--	--	9,981	9,981	--	--	12,307	12,307
Lease liability	--	--	--	--	2,180	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

	Carrying amount					Fair Value
			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2021			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	13,525	4	18,131	--	31,660

Current assets	13,525	--	18,131	--	31,656

Cash and cash equivalents	--	--	7,027	--	7,027

Other financial assets	13,525	--	4,997	--	18,522	10,699	2,826	--	13,525
Bond funds	10,699	--	--	--	10,699	10,699	--	--	10,699
Term deposit	--	--	2,655	--	2,655	--	--	--	--
Restricted cash	--	--	2,342	--	2,342	--	--	--	--
Derivative financial instruments	2,826	--	--	--	2,826	--	2,826	--	2,826

Trade receivables, net	--	--	6,107	--	6,107

Non-current assets	--	4	--	--	4

Other financial assets	--	4	--	--	4	4	--	--	4
Equity securities	--	4	--	--	4	4	--	--	4

Total liabilities	516	--	--	26,672	30,414

Current liabilities	--	--	--	16,879	17,476

Trade payables	--	--	--	2,594	2,594

Other financial liabilities	--	--	--	14,285	14,882	--	--	15,362	15,362
Current portion of long-term debt	--	--	--	14,285	14,285	--	--	15,362	15,362
Lease liability	--	--	--	--	597	--	--	--	n/a

Non-current liabilities	516	--	--	9,793	12,938

Other financial liabilities	516	--	--	9,793	12,938	--	516	13,826	14,342
Derivative financial instruments	516	--	--	--	516	--	516	--	516
Long-term debt	--	--	--	9,793	9,793	--	--	13,826	13,826
Lease liability	--	--	--	--	2,613	--	--	--	n/a
Security deposit	--	--	--	--	16	--	--	--	n/a

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of equity securities is determined by multiplying their share price and the number of shares held.

The fair values of the derivative financial instruments that are not traded in an active market are determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of each quarter. As of March 31, 2022, there were no transfers of financial instruments measured at fair value between level 1, level 2 and level 3.

As of March 31, 2022, the Company was in compliance with all covenants related to the loan granted by the EIB.

8. Financial result

	Quarter Ended March 31,
	2022	2021

	(€ in thousands)
Finance expense	(1,048)	(5,801)
Interest expense on lease liabilities	(36)	(36)
Long-term debt	(567)	(524)
Expense from revaluation of derivative financial instruments	--	(5,188)
Change in fair value of bond funds	(443)	(49)
Other	(2)	(4)
Finance income	1,399	103
Payout of bond funds	77	31
Income from revaluation of derivative financial instruments	1,316	--
Change in fair value of bond funds	--	4
Other	6	68
Financial result	351	(5,698)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended March 31,
	2022
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	1,438	3,222	(20)	4,640
third party	1,418	3,222	--	4,640
inter-segment	20	--	(20)	—
Cost of sales	1,172	1,877		3,049
Gross profit	246	1,345		1,591
Gross profit in %	17.3%	41.7%		34.3%
Operating Expenses				(4,755)
Other operating expenses				(158)
Other operating income				2,204
Operating loss				(1,118)
Finance expense				(1,048)
Finance income				1,399
Financial result				351
Loss before income taxes				(767)
Income tax income (expense)				14
Net loss				(753)

	Three months ended March 31,
	2021
	(€ in thousands)
	SYSTEMS	SERVICES	CONSOLIDATION	GROUP
Revenues	2,979	1,973	(892)	4,060
third party	2,087	1,973	--	4,060
inter-segment	892	--	(892)	—
Cost of sales	1,506	1,515		3,021
Gross profit	581	458		1,039
Gross profit in %	27.8%	23.2%		25.6%
Operating Expenses				(4,535)
Other operating expenses				(101)
Other operating income				914
Operating loss				(2,683)
Finance expense				(5,801)
Finance income				103
Financial result				(5,698)
Loss before income taxes				(8,381)
Income tax income (expense)				52
Net loss				(8,329)

10. Revenues

	Three months ended March 31,
	SYSTEMS		SERVICES
	2022	2021	2022	2021

	(€ in thousands)
Primary geographical markets
EMEA	900	1,424	2,193	1,382
Asia Pacific	144	394	220	141
Americas	374	269	809	450
	1,418	2,087	3,222	1,973

Timing of revenue recognition
Products transferred at a point in time	1,278	1,816	3,222	1,973
Products and services transferred over time	140	271	--	--
Revenue from contracts with customers	1,418	2,087	3,222	1,973

	Three months ended March 31,
	2022	2021

	(€ in thousands)
EMEA	3,093	2,806
Germany	1,553	846
Finland	8	657
Great Britain	429	375
Switzerland	143	247
France	264	138
Others	696	543
Asia Pacific	364	535
South Korea	70	256
China	200	232
India	33	9
Others	61	38
Americas	1,183	719
United States	1,176	711
Others	7	8
Total	4,640	4,060

11. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC.

voxeljet AG issued letters of support to voxeljet’s subsidiaries voxeljet China and voxeljet America to provide financial support to enable the subsidiaries to meet their obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from the date of financial statements for the financial year ended December 31, 2021, are signed. Management assessed that it is unlikely that the subsidiaries would exercise this letter.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003-Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999-Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd, Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016-09/01/2021
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017-Current
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Susanne Ederer-Pausewang	Customer	03/17/2021-Current
Lisa Franz	Employee	10/01/2021-02/18/2022

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 1, in each, first quarter 2022 and first quarter 2021.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the first quarter of 2022 and 2021, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Moreover, voxeljet received orders amounting to kEUR 99 and kEUR 5 in the first quarter of 2022 and 2021, respectively from Suzhou Meimai Fast Manufacturing Technology Co., Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the first quarter 2022 and 2021, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where the Company owns 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first half of 2022.

In addition, voxeljet employed Michele Neuber as an intern, the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the first quarter of 2022 and 2021, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang amounting to kEUR 27, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 in the first quarter of 2022.

All related party transactions voxeljet entered into were made on an arm's length basis.